UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _ to _

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO. INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
125 Broad Street

New York NY 10004

_____________________________________________________________________

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter

1

Statement of Net Assets Available for Plan Benefits

2

Statement of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4–11

Schedule of Assets Held at End of Year

Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of  the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2010 and 2009 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 28, 2011

Oppenheimer & Co. Inc. 401(k) Plan Statement of Net Assets Available for Plan Benefits
	December 31
	2010	2009
Assets
Participant-directed investments:
Money market funds	$33,409,519	$32,847,744
Mutual funds	174,686,019	126,616,018
Common collective funds	-	18,111,933
Oppenheimer Holdings Inc. – Common stock	30,197,432	36,144,124
Cash surrender value of life insurance policies	404,474	415,113
Total investments at fair value	238,697,444	214,134,932

Contributions receivable:
Employer	3,335,515	2,871,521
Employees	223,731	216,135
Total contributions receivable	3,559,246	3,087,656

Cash	66,882	4,833
Participant notes receivable	6,122,991	4,718,509
Other receivable	-	24,955

Net Assets at Fair Value	248,446,563	221,970,885

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Funds
Relating to Fully Benefit-Responsive Investment
Contracts	-	459,883
Net Assets Available for Plan Benefits	$248,446,563	$222,430,768

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits
	Year Ended December 31
	2010	2009
Additions
Contributions:
Employees	$21,200,365	$19,663,664
Employer	3,149,115	2,726,412
Rollover	2,533,166	2,510,364
Total contributions	26,882,646	24,900,440

Investment income (loss):
Interest and dividends	3,237,496	2,912,613
Net realized and unrealized gains (loss):
Mutual funds	18,947,172	26,337,010
Common collective funds	407,260	1,859,549
Oppenheimer Holdings Inc. – Common stock	(7,555,513)	25,516,926
Total investment income	15,036,415	56,626,098

Interest from participant notes receivable	322,965	307,865

Total additions	42,242,026	81,834,403

Deductions
Benefits paid to participants and beneficiaries	16,142,167	15,718,238
Administrative expenses	70,428	59,178
Life insurance premiums	13,636	15,064

Total deductions	16,226,231	15,792,480

Net Increase in Net Assets Available for Plan Benefits	26,015,795	66,041,923

Net Assets Available for Plan Benefits
Beginning of year	222,430,768	156,388,845

End of year	$248,446,563	$222,430,768

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Description of the Plan

The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company").  Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire.  Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the plan year shall be eligible to receive a discretionary contribution.

During the plan years ended December 31, 2010 and 2009, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code.  Participants who have reached the age of 50 by the end of the plan year may also make catch-up contributions to the maximum allowed by the Plan.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or IRAs.

The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”).  The Employer Discretionary Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2010 were determined as follows:

▪

2.00% of the first $40,000 of a participant’s compensation

▪

1.00% of the next $25,000 of a participant’s compensation

▪

0.90% of the next $35,000 of a participant’s compensation

▪

0.207% of the next $65,000 of a participant’s compensation

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2009 were determined as follows:

▪

2.00% of the first $40,000 of a participant’s compensation

▪

0.90% of the next $25,000 of a participant’s compensation

▪

0.80% of the next $35,000 of a participant’s compensation

The Plan receives rebates of certain mutual fund shareholder service fees. These rebates are placed in a non-settlor account.  All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.

To the extent that that total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall.  For the year ended December 31, 2010, the total employer discretionary contribution was $3,500,370, of which $164,855 was allocated from rebate amounts and the remaining was contributed by the Company.  For the year ended December 31, 2009, the total employer discretionary contribution was $3,044,507, of which $172,986 was allocated from rebate amounts and the remaining was contributed by the Company.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service

Vested Percentage

Less than 2 years

0%

2 years but less than 3

20%

3 years but less than 4

40%

4 years but less than 5

60%

5 years but less than 6

80%

6 years or more

100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991.  Prior to January 1, 2007, participants could receive a supplemental discretionary contribution (“Employer Stock Contribution”).  Effective January 1, 2007, the Plan was amended and no longer allows for supplemental discretionary contributions including the Employer Stock Contribution.  Participants will be 100 percent vested in the Employer Stock Contributions only upon completion of five years of service.

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $314,132 and $350,264, respectively.  These accounts will be used to reduce future employer contributions.

Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants may direct the investments of their account balances into various investment options offered by the Plan.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA).  Upon termination, participants become 100 percent vested in their accounts.

Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance.  Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.

Administrative Expenses - Certain plan expenses may be paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation - The Plan's investments are stated at fair value, except for a stable value common collective trust fund which was held as of December 31, 2009.  There were no investments in common collective trust funds as of December 31, 2010.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.

The fair value of the stable value common collective trust fund held as of December 31, 2009 was based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.

The fair value of the remaining common collective trust fund held as of December 31, 2009 was based on the quoted market values of the underlying investments.  Life insurance contracts are stated at cash surrender value as provided in the policies, which approximates fair value.  The money market funds are valued at their outstanding balances, which approximate fair value.  All other investments are valued based on quoted market prices. See Note 6 for additional information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Benefits are recorded when paid.

New Accounting Pronouncements - During 2010, the Plan adopted the provisions of a new accounting standard that requires defined contribution plans to classify participant loans as participant notes receivable rather than as investments.  This standard was adopted retroactively and, as a result, the December 31, 2009 participant loans have been reclassified from investments to participant notes receivable.  The adoption of this standard had no impact on the Plan’s net assets or changes in net assets.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2010	December 31, 2009
Investments - At fair value:
Growth Fund of America	$ 19,431,673	$ 24,711,962
Washington Mutual Investors Fund	19,266,884	21,250,506
Advantage Primary Liquidity Fund	30,982,913	29,383,717
Oppenheimer Holdings Inc. - Common stock	30,197,432	36,144,124
Oppenheimer Developing Markets Fund	5,996,349	12,502,028
Wells Fargo Advantage Small Cap Value Fund	16,646,621	15,052,808
Vanguard Interim Term Treasury	13,063,250	16,475,082
EuroPacific Growth Fund	22,514,419	10,487,674

Note 4 - Tax Status

The Plan obtained its latest determination letter on June 24, 2010 in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code (IRC).  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

	2010	2009
Net assets available for Plan benefits per the financial statements	$248,446,563	$222,430,768
Less:
Amounts allocated to withdrawing participants	-	(1,156)
Adjustment to fair value for stable value fund	-	(459,883)
Net assets available for Plan benefits per Form 5500	$248,446,563	$221,969,729

The following is a reconciliation of net increase in net assets available for Plan benefits to participants per the financial statements to the Form 5500:

	Year ended December 31
	2010	2009
Net change in assets available for Plan benefits per the financial statements	$26,015,795	$66,041,923
Add:
Amounts allocated to withdrawing participants at December 31, 2009 and 2008	1,156	6,440
Adjustment to fair value for stable value fund	459,883	157,388
Less:
Amounts allocated to withdrawing participants at December 31, 2010 and 2009	-	1,156
Net income per Form 5500	$26,476,834	$66,204,595

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010 and 2009 but not yet paid as of that date.

Note 6 - Fair Value

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Disclosures concerning assets measured at fair value are as follows:

Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2010

Mutual funds:
U.S. equities	$97,025,154	$ -	$97,025,154
International equities	38,374,008	-	38,374,008
World allocation funds	17,373,432		17,373,432
Bond and fixed income investments	21,913,425	-	21,913,425
Common stock–Oppenheimer Holdings Inc.	30,197,432	-	30,197,432
Short-term investments	33,409,519	-	33,409,519
Cash surrender value life insurance policies	-	404,474	404,474
Total Assets at fair value	$238,292,970	$404,474	$238,697,444

Assets at Fair Value as of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2009

Mutual funds:
U.S. equities	$78,360,160	$ -	$78,360,160
International equities	31,780,776	-	31,780,776
Bond and fixed income investments	16,475,082	-	16,475,082
Common collective funds:
Equity (1)	-	8,639,794	8,639,794
Stable value fund (2)	-	9,472,139	9,472,139
Common stock–Oppenheimer Holdings Inc.	36,144,124	-	36,144,124
Short-term investments	32,847,744	-	32,847,744
Cash surrender value life insurance policies	-	415,113	415,113
Total Assets at fair value	$195,607,886	$18,527,046	$214,134,932

(1) This category represents investments in an actively managed common collective trust fund that invests primarily in equity securities which may include common stocks, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2) This category represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed-income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities and wrapper contracts.  Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

There were no significant transfers between Levels of the fair value hierarchy during 2010 and 2009. The Plan’s policy is to recognize transfers between Levels at the beginning of the applicable fiscal year.

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions and participant notes receivables. The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2010

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$ 30,197,432
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	30,982,913
Federated	Governmental Obligations Institutional - Money market fund	*	2,422,924
MainStay	MainStay Cash Reserves – Money market fund	*	3,682
Artisan Investments	Artisan Mid Cap Fund – Mutual fund	*	9,371,770
American Funds	Growth Fund of America - Mutual fund	*	19,431,673
Columbia	Columbia Large Cap Index – Mutual fund	*	9,562,993
Delaware	Delaware Infl-Prof Bond Fund – Mutual fund	*	1,450,887
EuroPacific	EuroPacific Growth Fund - Mutual fund	*	22,514,419
First Eagle	First Eagle Global Fund – Mutual fund	*	934,252
Invesco	Invesco Small Cap Growth Fund – Mutual fund	*	6,738,949
Invesco	Invesco Real Estate Fund – Mutual fund	*	8,490,856
IVA	IVA Worldwide Fund – Mutual fund	*	8,459,706
Ivy	Ivy Asset Strategy Fund – Mutual fund	*	7,979,474
Janus	Janus Forty Fund – Mutual fund	*	4,903,910
JP Morgan	JP Morgan Core Bond Fund – Mutual fund	*	2,955,542
Loomis Sayles	Loomis Sayles Bond Fund – Mutual fund	*	5,894,633
MFS Investment Management	MFS International New Discovery Fund – Mutual fund	*	9,863,240
Oppenheimer Funds Inc.	Oppenheimer Developing Markets Fund - Mutual fund	*	5,996,349
Perkins	Perkins Mid Cap Value – Mutual fund	*	385,218
Pioneer	Pioneer Cullen Value Fund – Mutual fund	*	775,393
Vanguard	Vanguard Interim Term Treasury – Mutual fund	*	13,063,250
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual
	fund	*	16,646,621
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	19,266,884
Insurance contracts	Policy Number 4000364	*	85,730
	Policy Number 4000306	*	77,272
	Policy Number 4000338	*	18,595
	Policy Number 4000335	*	4,846
	Policy Number 4000370	*	99,876
	Policy Number 4000371	*	96,767
	Policy Number 4000353	*	13,034
	Policy Number 4000347	*	8,354
Participants	Participant notes receivable, with interest rates ranging from
	4.25 percent to 9.25 percent	-	6,122,991

	Total		$ 244,820,435
*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Lenore Denys

Lenore Denys, as Managing Director of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 28, 2011

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm